SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PDC Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69327R101
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,382,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,382,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,382,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 650
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 650
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Alice E. Gould
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 680
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 680
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed on behalf of (i) Kimmeridge Energy Management Company, LLC (the "Kimmeridge"), a Delaware limited liability company, which is the investment adviser to the parent companies of each of Kimmeridge Active Investments, LLC and Kimmeridge Chelsea, LLC (collectively, the "Kimmeridge Funds"), (ii) James F. Adelson, a United States citizen ("Mr. Adelson") and (iii) Alice E. Gould, a United States citizen ("Ms. Gould", and together with Kimmeridge and Mr. Adelson, the "Reporting Persons"). Kimmeridge is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin and Alexander Inkster (each such manager, a "Kimmeridge Principal", and collectively, the "Kimmeridge Principals"). Benjamin Dell is the Managing Member of Kimmeridge.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to the beneficial ownership of the securities reported herein.

(b)-(c)

The address of the business office of Kimmeridge and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011. The principal business of Kimmeridge is to serve as the investment adviser to the parent companies of each of the Kimmeridge Funds as well as other affiliated funds.

The address of the business office of Mr. Adelson is 15 E. 5th Street, Suite 3300, Tulsa, Oklahoma 74103. The principal business of Mr. Adelson is to serve as the President and Managing Member of Nadel and Gussman, LLC.

The address of the business office of Ms. Gould is 34 Appleton PL, Durham, North Carolina 27705. The principal business of Ms. Gould is to serve as a director on the board of directors of CorePoint Lodging Inc.

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 6 of 8 Pages

(d)-(e)	During the last five (5) years, none of the Reporting Persons nor any Kimmeridge Principal has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Kimmeridge is a Delaware limited liability company. Benjamin Dell, Noam Lockshin, Mr. Adelson and Ms. Gould are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon and Alexander Inkster are citizens of the United Kingdom.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Kimmeridge used a total of approximately $112,042,093 to acquire the Shares reported as beneficially owned by Kimmeridge in this Schedule 13D. The source of the funds used to acquire such Shares reported herein by Kimmeridge was the working capital of the Kimmeridge Funds.

Mr. Adelson used a total of approximately $26,414 of his personal funds to acquire the Shares reported as beneficially owned by Mr. Adelson in this Schedule 13D.

Ms. Gould used a total of approximately $27,602 of her personal funds to acquire the Shares reported as beneficially owned by Ms. Gould in this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 66,148,128 Shares outstanding as of February 15, 2019 as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on February 28, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information regarding transactions in the Shares that have been effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D is set forth in Exhibit E which is attached hereto and is incorporated herein by reference.

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 7 of 8 Pages

(d)	No person other than the Reporting Persons and the Kimmeridge Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Reporting Persons and the Kimmeridge Funds. Kimmeridge Active Investments, LLC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is set forth in Exhibit F which is attached hereto and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit E:	Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Exhibit F:	Joint Filing Agreement

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2019

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Managing Member

By:	/s/ James F. Adelson
Name:	JAMES F. ADELSON

By:	/s/ Alice E. Gould
Name:	ALICE E. GOULD